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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25            ----------------
                                                              SEC FILE NUMBER
                              NOTIFICATION OF LATE FILING          0-3698
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                                                             ----------------
                                                               CUSIP NUMBER
                                                                827079 20 3
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(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:  March 29, 1998
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                        Siliconix incorporated
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Full Name of Registrant
                                N/A
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Former Name if Applicable
                         2201 Laurelwood Road
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Address of Principal Executive Office (Street and Number)
                         Santa Clara, CA 95054
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                               See Attachment 1

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
           David Achterkirchen               (408)             567-8100
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
    of the Investment Company Act of 1940 during the preceding 12        YES
    months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

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(3) Is it anticipated that any significant change in results of
    operations from the corresponding period for the last fiscal         YES
    year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment 2
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                            Siliconix incorporated
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date May 13, 1998                           By  /s/ King Owyang
        ---------------------------------------    ----------------------------
                                                   King Owyang, President and
                                                   CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                            ATTACHMENT 1

     On March 2, 1998, Vishay Intertechnology, Inc. acquired 80.4% of the outstanding Common Stock of the registrant from a subsidiary of Daimler Benz AG in a private transaction. The acquisition created a number of complicated accounting issues for the registrant, the most significant of which was a pre-tax restructuring charge of $19.8 million taken by the registrant. The restructuring charge included a reduction in selling, marketing and administration expenses, as well as provisions for certain assets and lease cancellations in relation to severance expense incurred subsequent to the acquisition of the majority interest in the registrant by Vishay. Resolution of these issues delayed the press release announcing the results for the first quarter ended March 29, 1998 from the expected date of approximately April 9, 1998 to May 7, 1998. Resolution of these issues has also made it impossible to file the Form 10-Q for the quarter ended March 29, 1998 within the prescribed time period without unreasonable effort and expense.

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                            ATTACHMENT 2

     A weakness in bookings in the fourth quarter of 1997 and continuing into 1998 resulted in sales of $65.3 million for the first quarter ended March 29, 1998, compared to $70.2 million for the first quarter of the previous year. In addition, research and development expenses increased by $900,000 over the first quarter of last year and selling, marketing and administration expenses increased by $2.8 million for the quarter; however, spending for SM&A declined by $3.1 million over the fourth quarter of 1997 as part of a strong cost reduction effort which will become fully effective in the following quarters, resulting in an expected overall reduction of approximately $10 million per year over the run rate in the first quarter. This reduction in selling, marketing and administration expenses is part of the restructuring charge referred to in Attachment 1.

     As a result of the foregoing factors, the registrant had a net loss for the first quarter of 1998 of $11.4 million, or $1.14 per share, compared to net income of $6.9 million, or $0.70 per share, in the first quarter of 1997.

     The information in this Attachment 2 was made public by the registrant in a press release issued on May 7, 1998.